Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-3 of our report dated May 16, 2005 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the acquisition of a WiBro license, incorporation of SK-EarthLink, a joint venture with EarthLink, Inc. in the United States, and the resolution to dispose of part of SK Telecom Co., Ltd.’s investments in SK Teletech Co., Ltd.) relating to the consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries, appearing in such Registration Statement.

We also consent to the reference to us under the headings “Summary Consolidated Financial and Operating Data,” “Selected Consolidated Financial and Operating Data” and “Experts” in such Registration Statement.

Deloitte HanaAnjin LLC

June 24, 2005

Seoul, Korea